UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 6, 2009

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101 (b)(7).    Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the quarter ended June 30, 2009. This Form 6-K is filed with reference to and is hereby incorporated by reference into the Registration Statements filed with the Securities and Exchange Commission on September 1, 2006 on Form F-3 (Registration No. 333-137051), April 18, 2007 on Form F-3 (Registration No. 333-142195) and on May 30, 2008 on Form F-3D (Registration No. 333-151329) of Seaspan Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: August 6, 2009	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED JUNE 30, 2009

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	June 30, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$62,517	$136,285
Accounts receivable	147	172
Prepaid expenses	7,102	5,254

	69,766	141,711
Vessels (note 3)	3,321,218	3,126,489
Deferred charges (note 4)	21,829	20,306
Other assets (note 5)	10,547	8,366

	$3,423,360	$3,296,872

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11(a))	$16,892	$15,211
Deferred revenue	3,204	8,443

	20,096	23,654
Long-term debt (note 6)	1,764,719	1,721,158
Other long-term liabilities (note 7)	400,946	390,931
Fair value of financial instruments (note 13(c))	283,126	414,769
Shareholders’ equity:
Share capital (note 8):
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 67,335,082 shares issued and outstanding (2008 - 66,800,041)
Class B common shares; $0.01 par value; 25,000,000 shares authorized; nil shares issued and outstanding (2008 - nil)
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding (2008 - 100)
Preferred shares; $0.01 par value; 65,000,000 shares authorized; nil issued and outstanding (2008 - nil)
Series A preferred shares; $0.01 par value; 315,000 shares authorized; 100,000 issued and outstanding (2008 - nil); liquidation preference of $105,023 (2008 - nil)	674	668
Additional paid in capital	1,386,216	1,282,189
Deficit	(345,041)	(443,081)
Accumulated other comprehensive loss	(87,376)	(93,416)

	954,473	746,360

	$3,423,360	$3,296,872

Commitments and contingent obligations (note 12)

Subsequent event (note 14)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amount)

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Revenue	$69,831	$54,932	$132,958	$109,147
Operating expenses:
Ship operating (note 2(a))	19,379	12,731	37,071	25,335
Depreciation	17,177	13,924	32,952	27,665
General and administrative	2,004	2,139	4,073	3,956

	38,560	28,794	74,096	56,956

Operating earnings	31,271	26,138	58,862	52,191
Other expenses (earnings):
Interest expense	5,559	10,055	10,698	18,671
Interest income	(68)	(163)	(249)	(439)
Undrawn credit facility fee	1,173	1,492	2,356	2,604
Amortization of deferred charges (note 4)	468	446	933	908
Change in fair value of financial instruments	(89,267)	(71,019)	(92,500)	(17,216)
Other expenses (note 12(a))	1,100	—	1,100	—

	(81,035)	(59,189)	(77,662)	4,528

Net earnings	$112,306	$85,327	$136,524	$47,663

Earnings per share (note 9):
Class A and B common share, basic	$1.62	$1.32	$1.96	$0.78
Class A and B common share, diluted	1.41	1.32	1.74	0.78
Class C common share, basic and diluted	—	—	—	—

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Net earnings	$112,306	$85,327	$136,524	$47,663
Other comprehensive income (loss):
Change in fair value of financial instruments designated as cash flow hedging instruments	—	39,796	—	(27,525)
Amounts reclassified to earnings during the period	3,349	2,318	6,040	5,005

Other comprehensive income (loss)	3,349	42,114	6,040	(22,520)

Comprehensive income	$115,655	$127,441	$142,564	$25,143

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

Six months ended June 30, 2009

	Number of common shares			Number of preferred shares Series A	Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class B	Class C
Balance, December 31, 2007	50,396,833	7,145,000	100	—	$575	$—	$1,046,412	$(122,317)	$(62,344)	$862,326
Class A common shares issued on public offering (note 8)	8,713,300	—	—	—	87	—	237,350	—	—	237,437
Shares issued through dividend reinvestment program (note 8)	440,391	—	—	—	5	—	5,836	—	—	5,841
Fees and expenses in connection with issuance of common shares and dividend reinvestment program	—	—	—	—	—	—	(9,963)	—	—	(9,963)
Share-based compensation expense (note 10):
Restricted Class A common shares and phantom share units issued	104,517	—	—	—	1	—	2,554	—	—	2,555
Conversion of class B common shares to class A common shares at termination of subordination period (note 8)	7,145,000	(7,145,000)	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(199,346)	—	(199,346)
Other comprehensive loss	—	—	—	—	—	—	—	—	(31,072)	(31,072)
Dividends on Class A and B common shares ($1.90 per share)	—	—	—	—	—	—	—	(121,418)	—	(121,418)

Balance, December 31, 2008	66,800,041	—	100	—	668	—	1,282,189	(443,081)	(93,416)	746,360
Series A preferred shares issued	—	—	—	100,000	—	1	99,999	—	—	100,000
Fees and expenses in connection with issuance of common shares, dividend reinvestment program and preferred shares	—	—	—	—	—	—	(1,158)	—	—	(1,158)
Shares issued through dividend reinvestment program (note 8)	457,275	—	—	—	4	—	4,163	—	—	4,167
Share-based compensation expense (note 10):
Restricted Class A common shares issued and phantom share units	77,766	—	—	—	1	—	1,023	—	—	1,024
Net earnings	—	—	—	—	—	—	—	136,524	—	136,524
Other comprehensive income	—	—	—	—	—	—	—	—	6,040	6,040
Dividends on class A common shares ($0.575 per share)	—	—	—	—	—		—	(38,484)	—	(38,484)

Balance, June 30, 2009	67,335,082	—	100	100,000	$673	$1	$1,386,216	$(345,041)	$(87,376)	$954,473

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Cash provided by (used in):
Operating activities:
Net earnings	$112,306	$85,327	$136,524	$47,663
Items not involving cash:
Depreciation	17,177	13,924	32,952	27,665
Share-based compensation (note 10)	557	632	1,024	1,273
Amortization of deferred charges (note 4)	468	446	933	908
Amounts reclassified from other comprehensive loss to interest expense	3,328	—	6,005	—
Unrealized change in fair value of financial instruments	(110,239)	(71,019)	(131,643)	(17,216)
Change in assets and liabilities:
Prepaid expenses and accounts receivable	(784)	(12)	(1,823)	2,390
Other assets and deferred charges	(770)	(728)	(1,498)	(1,329)
Accounts payable and accrued liabilities	4,387	2,745	1,681	4,508
Deferred revenue	(217)	860	(5,239)	(4,672)
Other long-term liabilities (note 7)	1,100	—	1,100	—

Cash provided by operating activities	27,313	32,175	40,016	61,190
Financing activities:
Series A preferred shares issued, net of share issue costs	(190)	—	98,842	—
Common shares issued, net of share issue costs	—	227,856	—	227,856
Draws on credit facilities (note 6)	3,475	120,614	43,561	284,175
Other long-term liabilities (note 7(a))	—	—	—	35,405
Repayment of credit facilities	—	(205,000)	—	(343,000)
Financing fees incurred (note 4)	(412)	(2,291)	(3,372)	(5,630)
Dividends on common shares	(5,616)	(31,000)	(34,317)	(58,359)

Cash provided by (used in) financing activities	(2,743)	110,179	104,714	140,447
Investing activities:
Expenditures for vessels	(171,568)	(123,983)	(217,815)	(288,938)
Cash payments on interest rate swaps	—	(2,440)	—	(3,795)
Intangible assets	(683)	(136)	(683)	(136)

Cash used in investing activities	(172,251)	(126,559)	(218,498)	(292,869)

Increase (decrease) in cash and cash equivalents	(147,681)	15,795	(73,768)	(91,232)
Cash and cash equivalents, beginning of period	210,198	16,107	136,285	123,134

Cash and cash equivalents, end of period	$62,517	$31,902	$62,517	$31,902

Supplementary information (note 11(b))

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

1.	General:

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. They do not include all disclosures required under United States generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the December 31, 2008 financial statements filed with the Securities and Exchange Commission in the Company’s Annual Report on Form 20-F.

2.	Related party transactions:

(a)	Management Agreements:

Seaspan Management Services Limited (the Manager) is owned by a group of individuals through companies and two trusts who also owned the Company’s 7,145,000 Class B common shares. On October 1, 2008, the subordination period for the 7,145,000 subordinated Class B common shares ended and the rights and privileges on the subordinated shares became the same as the Class A common shares. The class B common shares converted to class A common shares on November 1, 2008.

The Management Agreement was entered into on August 8, 2005 for the provision of certain technical, strategic and administrative services for fees. In connection with entering into the agreement to provide the Company with strategic services, the Company issued 100 incentive shares to the Manager.

Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2011 and thereafter will be subject to renegotiation every three years as follows:

•

Technical Services - The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee per day per vessel as described below. The technical services fee does not include certain extraordinary items.

•

Administrative and Strategic Services - The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company.

The Company has subsequently entered into other management agreements with the manager related to the other vessels.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

2.	Related party transactions (continued):

(a)	Management Agreements (continued):

The initial technical service fee under each of the Management Agreements was fixed through December 31, 2008. During 2008, the Company negotiated the Adjusted Technical Services Fee for the period commencing January 1, 2009 as summarized below. These fees are fixed through December 31, 2011, and thereafter will be subject to renegotiation every three years:

Date of Management Agreement	Vessels subject to Management Agreement	Adjusted Technical Services Fee (in whole amounts, per vessel per day)	Initial Technical Services Fee (in whole amounts, per vessel per day)
May 4, 2007 (Amended Management Agreement)	• IPO vessels - 4250 TEU	$5,526	$4,500
	- 4250 TEU	5,423	4,500
	- 8500 TEU	6,699	6,000
	- 9600 TEU	7,406	6,500
	• Mærsk vessels
	- 4800 TEU	7,848	5,750
May 18, 2007 (2500/3500 Management Agreement)	• Two 3500 TEU vessels constructed by Zhejiang Shipbuilding Co. Ltd.	5,242	4,200
	• Eight of the ten 2500 TEU vessels being constructed by Jiangsu Yangzijiang Shipbuilding Co., Ltd., or Jiangsu	5,118	4,000
May 18, 2007 (5100 Management Agreement)	• Four 5100 TEU vessels being constructed by Hyundai Heavy Industries Co., Ltd., or HHI	6,482	4,800
September 28, 2007 (2500/4250/8500 Management Agreement)	• Two 2500 TEU vessels being constructed by Jiangsu	5,187	4,200
	• Four 4250 TEU vessels being constructed by Jiangsu New Yangzi Shipbuilding Co., Ltd., or New Jiangsu	5,411	4,725
	• Eight 8500 TEU vessels being constructed by HHI	7,410	6,000
January 28, 2008 (13100 Management Agreement, Hull no. 2177 and Hull no. S452)	• Two 13100 TEU vessels that will be constructed by HHI and Hyundai Samho Heavy Industries Co., Ltd., or HSHI	8,336	6,750
March 31, 2008 (13100 Management Agreement, Hull no. S453 and Hull no. 2178)	• Two 13100 TEU vessels that will be constructed by HHI and HSHI	8,336	6,750
March 31, 2008 (13100 Management Agreement, Hull no. S454 and Hull no. 2179)	• Two 13100 TEU vessels that will be constructed by HHI and HSHI.	8,336	6,750

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

2.	Related party transactions (continued):

(a)	Management Agreements (continued):

For vessels operating or that began operations during the three-month and six-month periods ended June 30, 2009, the Manager provided technical services at a cost of $20,071,000 (2008 - $13,113,000) and $38,462,000 (2008 - $26,026,000) to the Company, respectively. During the three-month and six-month periods ended June 30, 2009, $860,000 (2008 - $703,000) and $1,677,000 (2008 - $1,394,000), respectively, were incurred for dry-dock activities that form a portion of the technical services fee paid to the Manager.

During the three-month and six-month periods ended June 30, 2009, the Manager provided fixed fee administrative and strategic services at a cost of $18,000 (2008 - $18,000), and $36,000 (2008 - $36,000), respectively, and the Company reimbursed expenses incurred by the Manager in the amount of $600,000 (2008 - $553,000) and $1,180,000 (2008 - $1,048,000), respectively. During the three-month and six-month periods ended June 30, 2009, the Manager and parties related thereto, provided consulting services at a cost of $60,000 (2008 - nil) and $120,000 (2008 - nil), respectively.

During the three-month and six-month periods ended June 30, 2009, the Manager provided construction supervision services, under fixed fee arrangements of $250,000 to $350,000 per vessel, at a cost of $942,000 (2008 - nil) and $1,645,000 (2008 - $543,000), respectively.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	Due to/from related parties:

As at June 30, 2009, $890,000 (December 31, 2008 - $1,613,000) is due to related parties for reimbursement of administrative and strategic services expenses, consulting services, supervision services, dry-dock costs paid and acquisition costs paid on the Company’s behalf. As at June 30, 2009, $703,000 (December 31, 2008 - $186,000) is due to related parties for amounts collected from or deducted by charterers by the Company on behalf of related parties. These amounts are included in accounts payable and are to be repaid in the ordinary course of business.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

3.	Vessels:

June 30, 2009	Cost	Accumulated depreciation	Net book value
Vessels	$2,093,471	$174,579	$1,918,892
Deposits on vessels under construction	1,402,326	—	1,402,326

	$3,495,797	$174,579	$3,321,218

December 31, 2008	Cost	Accumulated depreciation	Net book value
Vessels	$1,839,715	$141,662	$1,698,053
Deposits on vessels under construction	1,428,436	—	1,428,436

	$3,268,151	$141,662	$3,126,489

During the six-month period ended June 30, 2009, the Company capitalized interest costs of $16,652,000 (for the 12 months ended December 31, 2008 - $50,052,000) as deposits on vessels.

4.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2008	$1,816	$18,490	$20,306
Cost incurred	—	3,372	3,372
Amortization expensed	(255)	(678)	(933)
Amortization capitalized	—	(916)	(916)

June 30, 2009	$1,561	$20,268	$21,829

5.	Other assets:

	June 30, 2009	December 31, 2008
Prepaid expenses	$7,439	$5,941
Intangible assets	3,108	2,425

Other assets	$10,547	$8,366

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

6.	Long-term debt:

	June 30, 2009	December 31, 2008
Long-term debt (operating vessels):
$1.3 billion revolving credit facility *	$566,946	$608,118
$365.0 million revolving credit facility	114,402	95,717
$920.0 million revolving credit facility	77,237	—
$218.4 million credit facility	33,757	—

Long-term debt (operating vessels)	$792,342	$703,835

Long-term debt (vessels under construction):
$1.3 billion revolving credit facility *	$465,799	$424,627
$920.0 million revolving credit facility	379,060	450,753
$218.4 million credit facility	77,844	110,916
$235.3 million credit facility	36,160	—
$365.0 million revolving credit facility	13,514	31,027
$291.2 million credit facility	—	—
$150.0 million revolving credit facility	—	—

Long-term debt (vessels under construction)	$972,377	$1,017,323

Long-term debt	$1,764,719	$1,721,158

*	There are restrictions on the amount that can be advanced to the Company under the $1.3 billion revolving credit facility. The Company may draw funds so long as the loan to market value ratio of the vessels that are provided as collateral under the facility does not exceed 70%. Under these terms, the Company is currently unable to borrow the additional $267,255,000 under the facility at this time, based on current valuations.

Minimum repayments:

As at June 30, 2009, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

2010	$5,424
2011	5,782
2012	62,515
2013	117,781
Thereafter	1,573,217

$1,764,719

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

7.	Other long-term liabilities:

	June 30, 2009	December 31, 2008
Other long-term liability (note 7(a))	$399,846	$390,931
Accrual for additional payments to shipyards (note 12(a))	1,100	—

Other long-term liabilities	$400,946	$390,391

(a)	On November 29, 2007 and December 3, 2007, the Company agreed to purchase five 4500 TEU vessels that will be built by Samsung Heavy Industries Co., Ltd. (Samsung). The contractual purchase price is $82,811,000 per vessel. The vessels are scheduled to be delivered between September 2010 and July 2011. On December 27, 2007, the Company entered into agreements to novate the shipbuilding contracts to an unrelated special purpose entity (the SPE). The Company also entered into agreements with the SPE to lease the five 4500 TEU vessels upon completion of the construction terms. Under the lease agreements, the Company will pay lease payments of 20% of the value of the vessels over the term of the first five years and a balloon payment at the termination of the leases for the remaining 80% of the value. Upon termination of the leases, the Company has the option to purchase the vessels at the fair market value at that time. Under the lease agreements, the Company receives a rental rebate equal to 99.9% of the proceeds from the sale of each vessel. All obligations under the lease are guaranteed by the Company.

The SPE is considered a variable interest entity under Financial Accounting Standards Board (FASB) Interpretation No. 46(R), Consolidation of Variable Interest Entities. As the Company has an interest in less than 50% of the assets of the SPE, the Company is not considered to be the primary beneficiary and as a result does not consolidate the SPE. The Company’s exposure to the entity is limited to the five 4500 TEU vessels.

Under the terms of these arrangements, the novation of the shipbuilding contracts to the SPE does not constitute a sale-leaseback of the vessels for accounting purposes. As a result, the Company will continue to recognize the value of the vessels and the liability related to the lease commitment in the financial statements during the construction period and over the subsequent lease period.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

8.	Share capital:

Class B common shares were subordinated to the class A common shares for the fiscal period from the completion of the IPO to any quarter after September 30, 2008 where (i) the Company has paid quarterly dividends of an amount at least equal to $0.425 per share on both class A and class B common shares for the immediately preceding four-quarter fiscal period and (ii) the cash generated from operations available to pay the dividends during such four-quarter fiscal period equaled, on a quarterly basis, at least $0.425 per share on all of the Company’s common shares calculated on a fully diluted basis during that fiscal period (the Subordination Fiscal period).

On November 1, 2008, the 7,145,000 class B common shares converted to class A common shares.

The class C common shares are incentive shares that are entitled to share in incremental dividends, based on specified sharing ratios, once dividends on the Company’s class A common shares and class B common shares reach certain specified targets, beginning with the first target of $0.485 per share per quarter, and the Company has an operating surplus sufficient to pay such a dividend. The class C common shares will not convert to class A common shares. At June 30, 2009, the incentive shares do not have rights to incremental dividends.

On April 16, 2008, the Company completed an equity offering and issued 7,000,000 common shares at a price of $27.25 per share. Certain of the Company’s executive officers and members of the board of directors, certain affiliates of the Manager and certain of their executive officers and an immediate family member of the Chairman of the Board purchased 663,300 common shares directly from the Company at the public offering price concurrently with the closing of this equity offering. On May 5, 2008, an additional 1,050,000 common shares were issued to the underwriters as part of the over-allotment option granted to them by the Company. Net proceeds from the underwritten public offering, including the over-allotment, after underwriting discounts but before offering expenses, and from the concurrent sale were $228,663,000 were used to repay indebtedness under the $1.3 billion revolving credit facility.

During the year ended December 31, 2008, the Company adopted a dividend reinvestment program (DRIP). The discount rate is set by the Board of Directors and is currently 3%. During the six-month period ended June 30, 2009, an additional 457,275 shares were issued through the DRIP (December 31, 2008 - 440,391), representing a non-cash distribution of $4,167,000 (December 31, 2008 - $5,841,000).

On January 22, 2009, the Company entered into an agreement to issue and sell Series A preferred stock (the Series A preferred shares) to the Company’s chairman and a group of other investors (the Investors) for $200 million. On January 30, 2009, the Company closed the first tranche of the aggregate $200 million investment. At the closing, the Company issued and sold to the Investors an aggregate of 100,000 12% cumulative convertible preferred shares for a total purchase price of $100 million. The 12% cumulative dividends are non-cash and accrue until January 31, 2014.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

8.	Share capital (continued):

The Series A preferred shares automatically convert to Class A common shares at a price of $15.00 per share (the Exercise Price) at any time on or after January 31, 2014 if the trailing 30 day average trading price of the common shares is equal to or above the Exercise Price.

If at any time on or after January 31, 2014 the trailing average price of the common shares is less than the Exercise Price, the Company has the option to convert the Series A preferred shares at the Exercise Price and pay the Investors 115% of the difference between the Exercise Price and the trailing 30 day average price of the common shares. The Company has the option to pay the difference in common shares or in cash.

Upon certain triggering events, such as a liquidation, change of control, or merger, amongst others, the investors have the option to convert, in whole or in part, their Series A preferred shares to common shares at the Exercise Price. Depending on the nature of the triggering event, the liquidation preference of the Series A preferred shares will convert at the Exercise Price, or the liquidation preference will convert at the lower of (i) the Exercise Price or (ii) the price at which the Series A preferred shares are valued in the transaction giving rise to the triggering event.

If the Series A preferred shares have not converted into common shares on or after January 31, 2014, the dividend rate will increase to 15% per annum. The Investors have the option to have the dividend paid in cash or to continue to increase the liquidation value of the Series A preferred shares by 15% per annum.

9.	Earnings per share:

As there were no dividend arrearages for the class A common shares, and the class B common shares have received the same level of dividends as the class A common shares, earnings per share (EPS) of class A and class B common shares have been presented as one class for purposes of the two-class earnings per share method. On November 1, 2008, the class B common shares converted to class A common shares and are no longer a separate class of common shares.

To the extent that EPS for class A and class B common shares exceed the first target dividend level of $0.485 per share per quarter, and there is sufficient operating surplus as defined in the Company’s Articles of Incorporation, undistributed earnings would be allocated to class C common shares for the purpose of calculating EPS under the two-class method. Otherwise, class C common shares would not participate in earnings. To date, class C common shares have not participated in earnings. Although the EPS for class A and class B common shares have exceeded the first target dividend level of $0.485 per share per quarter for certain quarters there has not been adequate operating surplus for class C shares to participate in earnings.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

9.	Earnings per share (continued):

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

For the three months ended June 30, 2009	Income (numerator)	Shares (denominator)	Per share amount
Net earnings	$112,306
Less: Series A preferred share dividends	(3,050)
Basic EPS:
Income from continuing operations attributable to common shareholders	109,256	67,260	$1.62
Effect of dilutive securities:
Convertible Series A preferred shares	3,050	12,291
Diluted EPS:

Income attributable to common shareholders plus assumed conversion	$112,306	79,551	$1.41

For the three months ended June 30, 2008	Income (numerator)	Shares (denominator)	Per share amount
Basic EPS:
Net earnings	$85,327	64,562	$1.32
Effect of dilutive securities:
Share-based payments	—	33
Diluted EPS:

Income attributable to common shareholders plus assumed conversion	$85,327	64,595	$1.32

For the six months ended June 30, 2009	Income (numerator)	Shares (denominator)	Per share amount
Net earnings	$136,524
Less: Series A preferred share dividends	(5,023)
Basic EPS:
Income from continuing operations attributable to common shareholders	131,501	67,138	$1.96
Effect of dilutive securities:
Convertible Series A preferred shares	5,023	11,248
Share-based payments	—	27
Diluted EPS:

Income attributable to common shareholders plus assumed conversion	$136,524	78,413	$1.74

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

9.	Earnings per share (continued):

For the six months ended June 30, 2008	Income (numerator)	Shares (denominator)	Per share amount
Basic EPS:
Net earnings	$47,663	61,080	$0.78
Effect of dilutive securities:
Share-based payments	—	37
Diluted EPS:

Income attributable to common shareholders plus assumed conversion	$47,663	61,117	$0.78

10.	Share-based compensation:

In December 2005, the Company’s board of directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which our officers, employees and directors may be granted options, restricted stock, phantom shares, and other stock-based awards as may be determined by the Company’s board of directors. A total of 1,000,000 common shares were reserved for issuance under the Plan, which is administered by the Company’s board of directors. The Plan expires 10 years from the date of its adoption.

Under the Plan, the Company issued the following share-based awards during the six-month period ended June 30, 2009:

(a)	6,600 shares to certain of the directors for a total of 39,600 shares as compensation for services. These shares vest on January 1, 2010

(b)	177,000 phantom share units to certain officers as compensation. One-third of the phantom share units will vest on each of January 1, 2010, 2011 and 2012.

During the six-month period ended June 30, 2009, the following share-based awards vested:

(c)	On January 1, 2009, 38,166 phantom share units issued to certain officers as compensation for services vested. 38,166 class A common shares were issued in exchange for the cancellation of the 38,166 vested phantom share units. The remaining phantom share units outstanding at June 30, 2009 are expected to be settled in class A common shares in exchange for the cancellation of the phantom share units as they vest.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

10.	Share-based compensation (continued):

Share-based awards are summarized as follows:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2008	—	$—	133,166	$24.42
Granted	39,600	10.83	177,000	7.75
Vested	—	—	(38,166)	23.35

June 30, 2009	39,600	$10.83	272,000	$13.72

The above shared-based awards are recognized as compensation costs over the requisite service period in the consolidated income statement based on the fair value of the award on the date of grant. During the three-month and six-month periods ended June 30, 2009, the Company recognized a total of $557,000 (2008 - $632,000) and $1,024,000 (2008 - $1,273,000), share-based compensation expenses, respectively. As at June 30, 2009, there was $3,110,000 (December 31, 2008 - $2,335,000) of total unrecognized compensation costs relating to the outstanding share based awards issued to certain officers of the Company which are expected to be recognized over a 33 month period.

11.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	June 30, 2009	December 31, 2008
Due to related parties (note 2(b))	$1,593	$1,799
Accrued interest	8,259	8,348
Other accrued liabilities	7,040	5,064

	$16,892	$15,211

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

11.	Other information (continued):

(b)	Supplementary information to the statement of cash flows consists of:

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Interest paid	$1,752	$6,223	$6,191	$16,689
Interest received	69	138	245	432
Undrawn credit facility fee paid	501	1,211	1,198	1,678
Non-cash transactions:
Dividends on Series A preferred shares	3,050	—	5,023	—
Dividend reinvestment	1,101	—	4,168	—
Other long-term liability for vessels under construction	4,546	4,418	8,915	122,791

12.	Commitments and contingent obligations:

(a)	As at June 30, 2009 and based on the contractual delivery dates, the Company has outstanding commitments for the purchase of additional vessels and instalment payments for vessels under construction, including payments to be made on the Company’s behalf as described in note 7, as follows:

2009	$430,465
2010	672,235
2011	768,621

$1,871,321

The Company entered into agreements with shipyards whereby it has the option to defer the delivery date for 11 of the vessels that have been contracted for construction. The deferrals range from 2 months to 15 months from the dates that were contracted under the original agreements. The options expire in July 2009. If an option is exercised, the Company will pay an additional amount of $1,333,333 or $1,875,000 per vessel, depending on the size of the vessel, at the deferred delivery date. In the event that an option is not exercised, the Company will pay $100,000 per vessel to the shipyard and reimburse the shipyards for reasonable costs incurred due to the option not being exercised, up to a maximum aggregate amount of $7,000,000 or $9,000,000 per vessel, depending on the size of the vessel. In the event that an option is not exercised and the shipbuilding contract is cancelled, the Company will enter into a new contract with the shipyard to purchase the vessel under the same terms and conditions as the original shipbuilding contract. Subsequent to the quarter end, the 11 options were exercised. Once the shipbuilding contracts are amended, the Company will pay an additional amount to the shipyard at the deferred delivery date of each vessel, for a total aggregate amount of $19,000,000 for all 11 vessels. During the three and six months ended June 30, 2009, the Company accrued $1,100,000 as additional payments to the shipyards. This amount is due to the shipyards in connection with the 11 options of $100,000 that were exercised and is considered to represent the cost of entering into the delivery deferral options (note 7).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

12.	Commitments and contingent obligations (continued):

(a)	Continued:

The Company also entered into agreements with shipyards whereby it has the option to defer the delivery date for 4 of the vessels that have been contracted for construction. Each of the options must be exercised on or before the date that is up to four months prior to the original contractual delivery date. The deferrals are up to two months from the dates that were contracted under the original agreements. In the event that an option is not exercised, the Company has no further obligations beyond the original agreements. If an option is exercised, the Company will incur certain costs borne by the shipyards associated with the extended construction period in connection with the deferral. These costs cannot be reasonably estimated at this time. Subsequent to the quarter end, the Company received a one month extension to exercise the option to defer the delivery date for 2 of the 4 vessels and it was decided not to exercise the option for one of the vessels. The Company has until a date later in August 2009 to exercise the options for the remaining three vessels.

(b)	As at June 30, 2009, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2009	$168,172
2010	429,841
2011	619,564
2012	653,364
2013	640,128
Thereafter	4,450,263

$6,961,332

(c)	Under the Management Agreements, the Manager provides services to the Company for fees which are fixed. During 2008, the Company negotiated the Adjusted Technical Services Fee for the period commencing January 1, 2009 and ending on December 31, 2011 (the Period) for the vessels that are subject to the Management Agreements and the initial technical services fee for the vessels to be delivered but are not yet subject to management agreements. Based on the contractual delivery dates of the vessels under construction and the negotiated rates, the fixed payments to the Manager for technical services, construction supervision services, and administrative and strategic services for the Period are as follows:

2009	$46,793
2010	113,892
2011	146,396

$307,081

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

12.	Commitments and contingent obligations (continued):

(d)	In connection with the termination of an insurance policy, the Company issued a letter of guarantee in favor of the insurance provider. The guarantee is for a maximum amount of $463,000 and expires in February 2015, or earlier, if certain events occur first. The $463,000 is held in a restricted cash account.

13.	Financial instruments:

(a)	Concentration of credit risk:

CSCL Asia, HL USA, APM, COSCON, MOL and CSAV are the Company’s only customers as at June 30, 2009 accounting for revenues of:

	June 30, 2009	June 30, 2008
CSCL Asia	$75,229	$55,730
HL USA	29,304	29,484
APM	16,893	17,017
Other	11,532	6,916

	$132,958	$109,147

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short-term to maturity. As of June 30, 2009, the fair value of Long-term debt is equal to $1,621,920,000 (December 31, 2008 - $1,581,774,000). The fair value of Long-term debt is estimated based on expected interest and principal repayments, discounted by the forward rates plus the margin.

As of June 30, 2009, the Company held interest rate derivative financial instruments which are required to be measured at fair value on a recurring basis. The fair value of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized these swap contracts as Level 2. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flows of both the fixed rate and variable rate interest payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. See note 13(c) for further information on the Company’s interest rate derivative financial instruments.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

13.	Financial instruments (continued):

(c)	Interest rate derivative financial instruments:

Effective January 1, 2009, the Company prospectively adopted the provisions of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (SFAS 161).

The Company uses derivative financial instruments, consisting of interest rate swap agreements and an interest rate swaption, to manage its exposure to adverse movements in interest rates.

Counterparties to the derivative financial instruments are major financial institutions. Due to the nature of the counterparties and the fact that all instruments were in favour of counterparties at June 30, 2009, the risk of credit loss related to these counterparties is considered to be immaterial at June 30, 2009.

On December 31, 2007, the Company had certain interest rate swaps designated as hedging instruments in accordance with the requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities. During 2008, all of these interest rate swaps were de-designated. The relevant interest rate swap information and de-designation dates are as follows:

Fixed per annum rate swapped for LIBOR	Notional amount as at June 30, 2009	Maximum notional amount (1)	Effective date	Ending date	Date of prospective de-designation
5.6400%	$354,285	$714,500	August 31, 2007	August 31, 2017	January 31, 2008(3)
5.3150%	106,800	106,800	August 15, 2006	August 28, 2009	January 31, 2008(3)
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012	September 30, 2008
5.2500%	175,693	200,000	September 29, 2006	June 23, 2010	September 30, 2008
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(2)	September 30, 2008
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012	September 30, 2008
5.6000%	—	200,000	June 23, 2010	December 23, 2021	September 30, 2008

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.

(2)

The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

(3)	The impact of these de-designations resulted in recognition of a charge of $1,647,000 to earnings out of accumulated other comprehensive loss at the date of de-designation.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

13.	Financial instruments (continued):

(c)	Interest rate derivative financial instruments (continued):

The amounts in accumulated other comprehensive loss related to these interest rate swaps will be recognized in earnings when and where the related interest settlements will be recognized.

In addition, the Company holds the following interest rate swaps at the balance sheet date that were not designated as hedges during the year ended December 31, 2008:

Fixed per annum rate swapped for LIBOR	Notional amount as at June 30, 2009	Maximum notional amount (1)	Effective date	Ending date
5.4200%	$218,483	$438,462	September 6, 2007	May 31, 2024
5.0275%	158,000	158,000	May 31, 2007	September 30, 2015
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.1700%	36,560	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.5950%	—	106,800	August 28, 2009	August 28, 2020
5.4975%	—	59,700	July 31, 2012	July 31, 2019

During the three and six month periods ended June 30, 2009, the Company recorded losses of nil (2008 - $86,000) and nil (2008 - $620,000), respectively, to Change in fair value of financial instruments for ineffectiveness on interest rate swaps designated as hedges.

The fair value of these derivative financial instruments not designated as hedging instruments is summarized below:

	Liability derivatives
	June 30, 2009		December 31, 2008
	Balance sheet location	Fair value	Balance sheet location	Fair value
Interest rate swaps and interest rate swaption	Fair value of financial instruments	$283,126	Fair value of financial instruments	$414,769

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars,

except per share amount and number of shares or as otherwise indicated)

Three and six months ended June 30, 2009

13.	Financial instruments (continued):

(c)	Interest rate derivative financial instruments (continued):

Location of gain or (loss) recognized in income on derivatives		Amount of gain or (loss) recognized in income on derivatives
		Three months ended June 30, 2009	Six months ended June 30, 2009
Interest rate swaps and interest rate swaption	Change in fair value of financial instruments	$89,267	$92,500

14.	Subsequent event:

On July 25, 2009, the Company declared a dividend of $0.10 per share, representing a distribution of $6,734,000. The dividend is payable on August 20, 2009 to all shareholders of record on August 11, 2009.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Introduction

We suggest that you read this management’s discussion in conjunction with the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission, or the Commission, on March 31, 2009.

Unless we otherwise specify, when used in this management’s discussion, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its wholly-owned subsidiaries and, for periods before our initial public offering, our predecessor, Seaspan Container Lines Limited. References to our Manager are to Seaspan Management Services Limited and its wholly-owned subsidiaries that provide us with technical, administrative and strategic services.

References to Samsung are to Samsung Heavy Industries Co., Ltd. References to HHI are to Hyundai Heavy Industries Co., Ltd. References to HSHI are to Hyundai Samho Heavy Industries Co., Ltd., a subsidiary of HHI. References to Jiangsu are to Jiangsu Yangzijiang Shipbuilding Co., Ltd. References to New Jiangsu are to Jiangsu New Yangzi Shipbuilding Co., Ltd. References to Zhejiang are to Zhejiang Shipbuilding Co. Ltd. References to Odense-Lindo are to Odense-Lindo Shipyard Ltd. Samsung, HHI, HSHI, Jiangsu, New Jiangsu, Zhejiang and Odense-Lindo are commonly referred to as our shipbuilders or our shipyards.

References to CSCL Asia are to China Shipping Container Lines (Asia) Co., Ltd., a subsidiary of China Shipping Container Lines Co., Ltd., or CSCL. References to APM are to A.P. Møller-Mærsk A/S. References to HL USA are to Hapag-Lloyd USA, LLC, a subsidiary of Hapag-Lloyd, AG, or Hapag-Lloyd. References to COSCON are to COSCO Container Lines Co., Ltd., a subsidiary of China COSCO Holdings Company Limited. References to K-Line are to Kawasaki Kisen Kaisha Ltd. References to MOL are to Mitsui O.S.K. Lines, Ltd. References to CSAV are to Compañia Sud Americana De Vapores S.A.

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. The following table sets forth the actual capacities of the vessels in our fleet by class and shipbuilder.

Vessel Class (TEU)	Shipbuilder	Actual Capacity (TEU)
13100	HHI and HSHI	13,092 (1)
9600	Samsung	9,572
8500	Samsung	8,468
8500	HHI	8,495 (1)
5100	HHI	5,087
4800	Odense-Lindo	4,809
4500	Samsung	4,520 (1)
4250	Samsung	4,253
4250	New Jiangsu	4,256
3500	Zhejiang	3,596
2500	Jiangsu	2,546

(1)	The actual capacities listed for the vessels that have not yet been delivered to us are based on the technical specifications provided in the shipbuilding contracts for such vessels.

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. Our business is to own containerships, charter them pursuant to long-term, fixed-rate charters and seek additional accretive vessel acquisitions. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. Since our initial public offering, our primary objective has been to continue to grow our business through accretive acquisitions over the mid- to long-term and as market conditions allow in order to increase our dividend per share.

As of June 30, 2009, we owned and operated a fleet of 39 containerships and had entered into contracts for the purchase or lease, as the case may be, of an additional 29 containerships. The average age of the 39 vessels in our fleet was 4.8 years as of June 30, 2009.

Our customer selection process is targeted at well-established container liner companies that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Currently, 21 containerships in our fleet are under time charters with CSCL Asia. CSCL Asia is a subsidiary of CSCL, the eighth largest container shipping company in the world based on TEU capacity as of June 30, 2009, which is listed on the Hong Kong Stock Exchange. CSCL Asia primarily operates in the China trade routes. Nine containerships in our fleet are under time charters with HL USA, which is an affiliate of Hapag-Lloyd, the seventh largest container shipping company in the world by TEU capacity as of June 30, 2009. Our four 4800 TEU vessels are chartered to APM, the world’s largest container shipping company based on TEU capacity as of June 30, 2009. Two containerships are currently chartered to COSCON, the world’s sixth largest container shipping company based on TEU capacity as of June 30, 2009. Our 5100 TEU vessel is chartered to MOL, the world’s 12th largest container shipping company based on TEU capacity as of June 30, 2009 and two of our 4250 TEU containerships are currently chartered to CSAV, the world’s 16th largest container shipping company based on TEU capacity as of June 30, 2009. The 29 containerships that we have contracted to purchase or lease, as the case may be, will similarly be chartered on a long-term basis.

Recent Developments

George Juetten was appointed to our board of directors on July 25, 2009 by the Company’s Series A Preferred Shareholders. The board has determined that Mr. Juetten meets the standards for independence established by the New York Stock Exchange and that he satisfies the criteria to qualify as a financial expert. Mr. Juetten will replace David Korbin as chair of the audit committee on the date of the Company’s 2009 annual shareholder meeting. Mr. Korbin is resigning from the board effective as of that date although he has agreed to assist with the transition of duties to Mr. Juetten and audit committee related matters in the near term. A new director candidate nominated by the board of directors to succeed Mr. Korbin will appear as a board nominee in the 2009 proxy statement and will be voted on by the Company’s shareholders at the 2009 annual shareholder meeting.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding the 39 vessels in operation as of June 30, 2009:

Vessel Name	Vessel Class (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
CSCL Zeebrugge	9600	3/15/07	2007	CSCL Asia	12 years	$34.0	(1)
CSCL Long Beach	9600	7/5/07	2007	CSCL Asia	12 years	34.0	(1)
MSC Belgium	8500	12/4/04	2004	CSCL Asia	12 years + one 3-year option	29.5	(2)
CSCL Africa	8500	1/24/05	2005	CSCL Asia	12 years + one 3-year option	29.5	(2)
MOL Emerald	5100	4/30/09	2009	MOL	12 years	28.9

Vessel Name	Vessel Class (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
MSC Sweden	4800	11/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(3)
Mærsk Matane	4800	11/20/06	1988	APM	5 years + two 1-year options + one 2-year option	23.5	(3)
Cap York	4800	12/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(3)
MSC Ancona	4800	12/22/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(3)
CSCL Hamburg	4250	7/3/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(4)
CSCL Chiwan	4250	9/20/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(4)
CSCL Ningbo	4250	6/15/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(5)
CSCL Dalian	4250	9/4/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(5)
CSCL Felixstowe	4250	10/15/02	2002	CSCL Asia	10 years + one 2-year option	19.7	(5)
CSCL Vancouver	4250	2/16/05	2005	CSCL Asia	12 years	17.0
CSCL Sydney	4250	4/19/05	2005	CSCL Asia	12 years	17.0
CSCL New York	4250	5/26/05	2005	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	8/17/05	2005	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	9/15/05	2005	CSCL Asia	12 years	17.0
New Delhi Express	4250	10/18/05	2005	HL USA	3 years + seven 1-year extensions + two 1- year options(6)	18.0	(7)
Dubai Express	4250	1/3/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Jakarta Express	4250	2/21/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Saigon Express	4250	4/6/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Lahore Express	4250	7/11/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Rio Grande Express	4250	10/20/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Santos Express	4250	11/13/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Rio de Janeiro Express	4250	3/28/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
Manila Express	4250	5/23/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options(6)	18.0	(7)
CSAV Loncomilla	4250	4/28/09	2009	CSAV	6 years	25.9
CSAV Lumaco	4250	5/14/09	2009	CSAV	6 years	25.9
COSCO Fuzhou	3500	3/27/07	2007	COSCON	12 years	19.0
COSCO Yingkou	3500	7/5/07	2007	COSCON	12 years	19.0
CSCL Panama	2500	5/15/08	2008	CSCL Asia	12 years	16.8	(8)
CSCL Montevideo	2500	9/6/08	2008	CSCL Asia	12 years	16.8	(8)
CSCL São Paulo	2500	8/11/08	2008	CSCL Asia	12 years	16.8	(8)
CSCL Lima	2500	10/15/08	2008	CSCL Asia	12 years	16.8	(8)
CSCL Santiago	2500	11/8/08	2008	CSCL Asia	12 years	16.8	(8)
CSCL San Jose	2500	12/1/08	2008	CSCL Asia	12 years	16.8	(8)
CSCL Callao	2500	4/10/09	2009	CSCL Asia	12 years	16.8	(8)

(1)	CSCL Asia has an initial daily charter rate of $34,000 per day, increasing to $34,500 per day after six years.

(2)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the option period.

(3)	APM has an initial term of five years at $23,450 per day, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter the vessel at $20,400 per day; provided, however, that APM may declare an initial term on one or two vessels that is up to 9 months less than 5 years so long as they declare an initial term which is correspondingly greater than 5 years for the same number of vessels. In addition, we will pay an affiliate of APM a 0.5% commission on all hire payments for each of the APM charters.

(4)	CSCL Asia has an initial charter of ten years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the final two-year option.

(5)	CSCL Asia has an initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the final two-year option.

(6)	For these charters, the initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for the New Delhi Express, the Dubai Express, the Jakarta Express and the Saigon Express have expired, and these charters have automatically extended pursuant to their terms.

(7)	HL USA has an initial term of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the final two one-year options.

(8)	CSCL Asia has an initial charter rate of $16,750 per day for the first six years of the charter period, increasing to $16,900 per day for the second six years.

New Vessel Contracts

One of our principal objectives is to acquire additional containerships over the mid- to long-term and as market conditions allow in conjunction with entering into additional long-term, fixed-rate time charters for such ships.

As of June 30, 2009, we contracted to purchase 24 additional containerships and to lease an additional five, all of which are currently or will be under construction. These consist of three 2500 TEU vessels, two 4250 TEU vessels, five 4500 TEU vessels, three 5100 TEU vessels, eight 8500 TEU vessels and eight 13100 TEU vessels. We expect to take delivery of these 29 containerships over approximately the next three years based on the deferred delivery dates. To fund the remaining portion of the price of the vessels we have contracted to purchase, we intend to raise in the range of approximately $180 million to $240 million in common or other equity and or other forms of capital over an approximate 20 to 24 month period beginning in late 2010 to early 2011. This amount of capital assumes that the second $100 million tranche of the Preferred Shares is completed in the fourth quarter of 2009 and is based on a quarterly dividend of $0.10 per common share. The amount of capital required decreased from a range of approximately $500 million to $600 million because of the decision of our board of directors to reduce the quarterly dividend from $0.475 to $0.10 per share as announced on April 28, 2009. Due to the uncertainties associated with the global recession and the capital markets, our board of directors cannot determine how long this reduction will be in effect. The reduction will enable Seaspan to retain an approximate additional amount of $100 million per year that can be redeployed to fund its newbuilding program.

As a result of the current economic slowdown and over-capacity in the container shipping industry as well as the uncertainty of the capital markets, we have been pursuing alternatives in cooperation with our shipyards and charterers to delay the delivery of some of the 29 vessels that we have contracted to acquire over the next three years. In this regard, we entered into agreements with some of our shipyards whereby under certain circumstances we had the option to delay the delivery of up to 15 of the newbuilding vessels that we have contracted to purchase. In July 2009, we exercised the option to delay the delivery of 11 of the 15 vessels. For the remaining four vessels, we have not exercised the option to delay the delivery of one of the vessels and we have until a date later in August 2009 to exercise the options for the remaining three vessels. As set out in the option agreements, we will compensate the shipyards for their costs and expenses related to the deferral at the time we pay the final instalment to the shipyards. The shipbuilding contracts and time charters have been amended to reflect the deferred dates.

One of our shipyards also agreed to delay the delivery of two additional vessels that were not subject to option agreements. The shipbuilding contracts for these two vessels will be amended to allow for the new delivery dates but the amendments will be subject to certain conditions related to the refund guarantees before the amendments are effective. The time charters for these vessels will also be amended to provide for the new delivery dates.

In one circumstance, the relevant credit facility for certain of the vessels was amended to extend the period before which the facility starts to reduce (which is based on the delivery date of the last vessel in such facility).

As at June 30, 2009, the 24 newbuilding containerships that we have contracted to purchase and the five that we have contracted to lease consist of the following vessels:

Vessel	Vessel Class (TEU)	Length of Time Charter(1)	Charterer	Daily Charter Rate		Shipbuilder
				(in thousands)
Hull No. S452	13100	12 years	COSCON	$55.0		HSHI
Hull No. 2177	13100	12 years	COSCON	55.0		HHI
Hull No. S453	13100	12 years	COSCON	55.0		HSHI
Hull No. 2178	13100	12 years	COSCON	55.0		HHI
Hull No. S454	13100	12 years	COSCON	55.0		HSHI
Hull No. 2179	13100	12 years	COSCON	55.0		HHI
Hull No. 2180	13100	12 years	COSCON	55.0		HHI
Hull No. 2181	13100	12 years	COSCON	55.0		HHI
COSCO Japan	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Korea	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Philippines	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Malaysia	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Indonesia	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Thailand	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Pakistan	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
COSCO Vietnam	8500	12 years + three one-year options	COSCON	42.9	(2)	HHI
MOL Eminence	5100	12 years	MOL	28.9		HHI
MOL Emissary	5100	12 years	MOL	28.9		HHI
MOL Empire	5100	12 years	MOL	28.9		HHI
Brotonne Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung
Brevik Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung
Bilbao Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung
Berlin Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung
Budapest Bridge	4500	12 years + two three-year options	K-Line	34.3	(3)	Samsung
CSAV Lingue	4250	6 years	CSAV	25.9		New Jiangsu
CSAV Lebu	4250	6 years	CSAV	25.9		New Jiangsu
CSCL Manzanillo	2500	12 years	CSCL Asia	16.8	(4)	Jiangsu
Guayaquil Bridge	2500	10 years	K-Line	17.9		Jiangsu
Calicanto Bridge	2500	10 years	K-Line	17.9		Jiangsu

(1)	Each charter begins upon delivery of the vessel to the relevant charterer.

(2)	COSCON has an initial charter period of 12 years with a charter rate of $42,900 per day and $43,400 per day for the three one-year options.

(3)	K-Line has an initial charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, and $37,500 for the first three-year option period and $42,500 for the second three-year option period.

(4)	CSCL Asia has an initial daily charter rate of $16,750 per day, increasing to $16,900 after six years.

The following chart details the estimated number of vessels in our fleet as we take contractual delivery(1) as at June 30, 2009:

	Forecasted
	Year Ended December 31,
	2009	2010	2011
Deliveries	12	10	11
Operating Vessels	47	57	68
Total Capacity (TEU)	218,045	283,147	401,443

(1)	This table contains estimates based on the original contractual delivery dates for the newbuildings that we have agreed to purchase. As discussed, we exercised options to defer the delivery of some of our newbuildings and agreed to delay others not subject to options. As a result, the delivery dates of certain vessels will change once the amendments to the shipbuilding contracts are effective.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an on-going basis, we evaluate our estimates and judgments. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

Amortization of Dry-Docking Activities

We defer costs incurred for dry-docking activities. The costs incurred by us are limited to the fees paid by us to our Manager. Dry-docking of our vessels is performed every five years and includes major overhaul activities that are comprehensive and all encompassing. Regular repairs and maintenance during operations on the other hand are limited in scope.

Repairs and maintenance normally performed on an operational vessel either at port or at sea are limited to repairs to specific damages caused by a particular incident or normal wear and tear, or minor maintenance to minimize the wear and tear to the vessel. Above the water line repairs, minor deck maintenance and equipment repairs may be performed to the extent the operations and safety of the crew and vessel are not compromised.

Major overhaul performed during dry-docking is differentiated from normal operating repairs and maintenance by these factors: safety, operational priorities, dry-dock specific equipment, shore contractor skills, time and earnings capability. A vessel at dry-dock under the requirements of a classification society must perform certain assessments, refurbishments, replacements and alterations within a safe non-operational environment that allows for complete shutdown of certain machinery and equipment, navigational, ballast (keep the vessel upright) and safety systems. Such shutdowns are either not allowed during a regular port call or are operationally difficult to effect and extremely unsafe at sea. Below water inspection and overhaul (such as hull steel replacement, painting/resurfacing of the hull, rudder, propeller, thrusters), examination of internal tanks, engine casing integrity and internal engine components requires access to areas normally filled or enveloped with water, lubes or fuel and are extremely hazardous during vessel operations even at port. Other areas not accessible for major overhaul during vessel operations include cargo holds, hatch covers, and main switchboard, which are continuously involved in the vessel’s activities. Additional specialized equipment required to access and maneuver vessel components such as hatch covers, which weigh approximately 32 tons, and engine room blowers are not available at regular ports and such activities have an impact on revenue.

A regular port visit requires a vessel to continuously unload and reload containers and the vessel must clear the port within a short timeframe. Major overhauls during dry-dock, where components are dismantled, examined, altered, replaced, resealed and refinished, may take days to complete far beyond the duration of a port call. Additionally, specialized shore skills from contractors and dry-dock specific equipment are required to perform a major comprehensive overhaul. Examination of large complex engine components, electrical systems, pipes and valves, internal tanks, the aggregate of which encompasses a vast portion of the vessel, are unsafe to examine during continuous vessel operations and are, therefore, deferred to a safe dry-dock environment. Minimizing container port stay mitigates the risk of off-hire and reduced revenues, while a major overhaul during dry-dock, which may include technological changes, can help control future costs and, in combination, enhance long term profitability.

The major components of dry-docking costs include: 1) yard costs, which may include riggers, pilot/tugs, yard fees, hull painting service, deck repairs that includes steel work, anchors, chains, valves, tanks, and hatches, and engine components such as shafts, thrusters, propeller, rudder, main engine and auxiliary machinery, 2) non-yard costs which includes the paint, technician service costs and parts ordered specifically for dry-dock and 3) other costs associated with communications costs, pilots, tugs, survey fees, port fees and classification fees.

Any fluctuations in the dry-docking costs are borne by our Manager except to the extent that dry-docking activities are considered extraordinary.

We currently defer dry-docking amounts based on the costs budgeted under the management agreements. At the date of our initial public offering, certain amounts were paid by our predecessor to our Manager for expected dry-docking liabilities relating to vessels currently in operation. These amounts are not included in our consolidated financial statements as they are recorded by our Manager. As of June 30, 2009, we estimate that the five-year China based dry-docking costs for the vessels currently in operation would range from $0.4 million to $0.6 million per vessel. Based on this estimate, if the current operating fleet dry-docked and the dry-docking costs were deferred, the expected annual amortization of dry-docking costs would be approximately $3.6 million for the 39 vessels in our current fleet. The actual costs may be materially different than this estimate. Dry-docking costs are subject to changes in global economics, port availability and changes in trade routes made by the charterer, which may cause actual costs to be materially different than current estimates.

Revenue Recognition

Charter revenue is generated from long-term time charters for each vessel and commences as soon as the vessel is delivered to the charterer. Time charter revenues are recorded on a straight-line basis over the initial term of the charter arrangement. The charters provide for a per vessel fixed daily charter hire rate. We do not enter into spot voyage arrangements with respect to any of our vessels. Although our charter revenues are fixed, and accordingly little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of our existing charter party agreements.

Vessel Lives

Our vessels represent our most significant assets. Our initial fleet of 10 vessels purchased at the time of our initial public offering is carried at the historical carrying value of the predecessor, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. The difference between the purchase price of our initial fleet and the historical carrying value was charged against shareholders’ equity at the time of the acquisition. All additional vessels purchased by us subsequent to our initial public offering are recorded at their cost to us, reflecting the fair value of the consideration we pay upon their acquisition. We depreciate our vessels using the straight-line method over their estimated useful lives. We review the estimate of our vessels’ useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. For accounting purposes, we estimate the useful life of the vessels will be 30 years from the date of initial completion. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements and other factors, many of which are outside of our control.

Impairment of Long-lived Assets

We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of our vessels will be recovered from future undiscounted net cash flows. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations and other relevant factors. To the extent that the carrying value of our vessels exceeds the undiscounted estimated future cash flows, our vessels would be written down to their fair value.

Intangible Assets

For certain vessels where we provide lubricants for the operation of such vessels, we have a contractual right to have the vessel returned with the same level and complement of lubricants. This contractual right is recorded as an intangible asset at the historical fair value of the lubricants at the time of delivery. Intangible assets are tested for impairment annually or more frequently due to events or changes in circumstances that indicate the asset might be impaired. An impairment loss is recognized when the carrying amount of the intangible asset exceeds its fair value.

Derivative Instruments

Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk. Interest rate swap and swaption agreements have been entered into to reduce our exposure to market risks from changing interest rates. Derivatives and hedging activities are accounted for in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. We recognize the interest rate swap and swaption agreements on the balance sheet at their fair value.

To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be formally designated as a hedge at the inception of the hedging relationship. We consider a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. For interest rate swap agreements that are formally designated as cash flow hedges, the changes in the fair value of these interest rate swaps are recorded in other comprehensive income and are reclassified to earnings when and where the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the interest income or interest expense associated with the hedged item. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively. Furthermore, for hedges that may be highly effective or may continue to be highly effective for accounting purposes, we may not elect to apply hedge accounting or may prospectively discontinue hedge accounting for such hedges.

When we de-designate a hedging relationship and discontinue hedge accounting, we evaluate the future settlements to determine whether there are any hedged interest rate payments that are improbable to occur. When such amounts are identified as being improbable, the balance pertaining to these amounts that is included in accumulated other comprehensive income is reversed through earnings immediately. When amounts are not identified as improbable, any balances recorded in accumulated other comprehensive income at the de-designation date are recognized in earnings when the related settlements under the interest rate swap occur.

For interest rate swap agreements and the swaption agreement that are not designated as hedging instruments or have been de-designated, we record changes in the fair value of these instruments in earnings.

On January 31, 2008, we de-designated two of our interest rate swap hedges when we changed our forecasts of probable outstanding debt as a result of certain changes in economic factors and capital structuring.

On September 30, 2008, we elected to prospectively de-designate the remainder of our designated interest rate swaps. This election was made due to the compliance burden associated with this accounting policy. The amounts included in other comprehensive loss related to these interest rate swaps will be recognized in earnings when and where the interest payments will be recognized.

We do not hedge foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

Recent Accounting Developments

In March 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance and cash flows. Effective January 1, 2009, we have prospectively adopted the provisions of SFAS 161.

In April 2009, the FASB issued FASB Staff Position Financial Accounting Standard 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 expand the fair value disclosures required for financial instruments. Effective April 1, 2009, we have prospectively adopted the provisions of FSP FAS 107-1 and APB 28-1.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events (SFAS 165). SFAS 165 requires entities to evaluate subsequent events through the date on which financial statements are issued. Effective for the quarter ended June 30, 2009, we have prospectively adopted the provisions of SFAS 165.

In June 2009, the FASB issued FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) (SFAS 167). SFAS 167 amends the consolidation guidance applicable to variable interest entities (VIEs). SFAS 167 is effective as of January 1, 2010 for the Company. The Company is currently evaluating the impact of SFAS 167.

In June 2009, the FASB issued FASB Statement No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 (SFAS 168). On July 1, 2009 the SFAS 168 is effective for the quarter ended September 30, 2009.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Bunkers. Heavy fuel and diesel oil used to power a ship’s engines.

Charter. The hire of a ship for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer. The party that hires a ship for a period of time or for a voyage.

Charterhire. A sum of money paid to the shipowner by a charterer for the use of a ship. Charterhire paid under a voyage charter is also known as “freight.”

Classification society. An independent organization that certifies that a ship has been built and maintained according to the organization’s rules for that type of ship and complies with the applicable rules and regulations of the country of the ship’s registry and the international conventions of which that country is a member. A ship that receives its certification is referred to as being “in-class.”

Dry-docking. The removal of a ship from the water for inspection and repair of those parts of a ship that are below the water line and other normally inaccessible areas of the vessel. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings for containerships generally occur once every five years, at which time a special survey may be conducted.

Ship operating expenses. The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Ship operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses.”

Special survey. The inspection of a ship by a classification society surveyor that takes place every five years, as part of the recertification of the ship by a classification society.

Spot market. The market for immediate chartering of a ship, usually for single voyages.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter. A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying ship operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid charterhire, which accrues on a daily basis.

Voyage charter. A charter under which a shipowner hires out a ship for a specific voyage between the loading port and the discharging port. The shipowner is responsible for paying both ship operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports. The shipowner is paid freight on the basis of the cargo movement between ports.

Voyage expenses. Expenses incurred due to a ship’s traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Three and Six months Ended June 30, 2009 Compared with Three and Six Months Ended June 30, 2008

The following discussion of our financial condition and results of operations for the three and six months ended June 30, 2009 and 2008 has been prepared in accordance with GAAP.

The following table presents our operating results for the three and six months ended June 30, 2009 and 2008:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Statement of operations data (in thousands of dollars):
Revenue	$69,831	$54,932	$132,958	$109,147
Operating expenses:
Ship operating	19,379	12,731	37,071	25,335
Depreciation	17,177	13,924	32,952	27,665
General and administrative	2,004	2,139	4,073	3,956

Operating earnings	31,271	26,138	58,862	52,191
Other expenses (earnings):
Interest expense	5,559	10,055	10,698	18,671
Interest income	(68)	(163)	(249)	(439)
Undrawn credit facility fee	1,173	1,492	2,356	2,604
Amortization of deferred charges	468	446	933	908
Change in fair value of financial instruments	(89,267)	(71,019)	(92,500)	(17,216)
Other expenses	1,100	—	1,100	—

Net earnings	$112,306	$85,327	$136,524	$47,663

Common shares outstanding:	67,335,182	66,314,750	67,335,182	66,314,750

Per share data (in dollars):
Basic earnings per share	$1.62	$1.32	$1.96	$0.78
Diluted earnings per share	$1.41	$1.32	$1.74	$0.78
Dividends paid	$0.10	$0.48	$0.58	$0.95
Statement of cash flows data (in thousands of dollars):
Cash flows provided by (used in):
Operating activities	$27,313	$32,175	$40,016	$61,190
Financing activities	(2,743)	110,179	104,714	140,447
Investing activities	(172,251)	(126,559)	(218,498)	(292,869)

Net increase (decrease) in cash	$(147,681)	$15,795	$(73,768)	$(91,232)

As of June 30, 2009
Selected balance sheet data (in thousands of dollars):
Current assets	$69,766
Vessels	3,321,218
Deferred charges	21,829
Other assets	10,547

Total assets	$3,423,360

Current liabilities	$20,096
Long-term debt	1,764,719
Other long-term liabilities	400,946
Fair value of financial instruments	283,126
Shareholders’ equity	954,473

Total liabilities and shareholders’ equity	$3,423,360

Other data, at quarter end:
Number of vessels in operation	39
Average age of fleet in years	4.8
TEU capacity	174,730
Average remaining initial term on outstanding charters	7.3

We began the year with 35 vessels in operations that contributed 6,331 operating days for the six months ended June 30, 2009. During the second quarter, four vessels went into operation that contributed 259 operating days for the six months ended June 30, 2009. Operating days are the primary driver of revenue while ownership days are the driver for ship operating costs.

The following tables summarize vessel utilization and the impact of the off-hire experienced as a result of off-hire on our revenues for the first and second quarters of 2009 and 2008:

	Second Quarter		First Quarter		Year to Date
	2009	2008	2009	2008	2009	2008
Vessel Utilization:
Ownership Days	3,445	2,687	3,150	2,639	6,595	5,326
Less Off-hire Days:
Scheduled 5-Year Survey	—	(10)	—	—	—	(10)
Unscheduled off-hire	(4)	(21)	(1)	(27)	(5)	(48)

Operating Days	3,441	2,656	3,149	2,612	6,590	5,268

Vessel Utilization	99.9%	98.8%	99.9%	99.0%	99.9%	98.9%

	Second Quarter		First Quarter		Year to Date
	2009	2008	2009	2008	2009	2008
	(in thousands)
Revenue — Impact of Off-Hire:
100% Utilization	$69,904	$55,507	$63,147	$54,703	$133,051	$110,210
Less Off-hire:
Scheduled 5-Year Survey	—	(186)	—	—	—	(186)
Unscheduled off-hire	(73)	(389)	(20)	(488)	(93)	(877)

Actual Revenue Earned	$69,831	$54,932	$63,127	$54,215	$132,958	$109,147

Revenue

Revenue increased by 27.1%, or $14.9 million, to $69.8 million for the quarter ended June 30, 2009, from $54.9 million for the comparable quarter last year. Revenue increased by 21.8%, or $23.8 million, to $133.0 million for the six months ended June 30, 2009, from $109.1 million for the comparable period last year. The increase was primarily due to the delivery of nine additional vessels between August 2008 and May 2009. These deliveries included the CSCL Sao Paulo, CSCL Montevideo, CSCL Lima, CSCL Santiago, CSCL San Jose, CSCL Callao, CSAV Loncomilla, MOL Emerald and CSAV Lumaco. Expressed in vessel operating days, our primary revenue driver, these nine vessels contributed 715 of the 3,441 operating days in the quarter, or $13.6 million in additional revenue.

	Three Months Ended June 30,		Increase		Six Months Ended June 30,		Increase
	2009	2008	Days	%	2009	2008	Days	%
Operating days	3,441	2,656	785	29.6%	6,590	5,268	1,322	25.1%
Ownership days	3,445	2,687	758	28.2%	6,595	5,326	1,269	23.8%

Operating days increased by 29.6%, or 785 days, to 3,441 days for the quarter ended June 30, 2009 from 2,656 operating days for the comparable quarter last year. Operating days increased by 25.1%, or 1,322 days, to 6,590 days for the six months ended June 30, 2009 from 5,268 operating days for the comparable period last year. This increase was primarily due to the delivery of nine additional vessels between August 2008 and May 2009. Expressed in operating days, these nine vessels contributed 1,163 of the 1,322 operating days for the six months ended June 30, 2009, or $21.2 million in additional revenue.

Vessel utilization was 99.9% for both the three and six months ended June 30, 2009, compared to 98.8% and 98.9%, respectively, for the comparable periods in the prior year. Our vessel utilization since our initial public offering is 99.3%.

Ship Operating Expense

Ship operating expense increased by 52.2%, or $6.6 million, to $19.4 million for the quarter ended June 30, 2009, from $12.7 million for the comparable quarter last year. The increase was primarily due to the adjustment of technical services fees for the period commencing January 1, 2009 and the delivery of nine vessels to our fleet since August 2008. Approximately $3.1 million of the increase was due to the adjusted technical services fees for the 30 vessels in operation for the quarter ended June 30, 2008 and for the quarter ended June 30, 2009. The fees for these vessels increased by approximately 22% from initial technical services fees. Approximately $3.7 million of the increase was due to the addition of the nine vessels to our fleet since August 2008. Stated in ownership days, our primary driver for ship operating expense based on fixed daily operating rates, these nine deliveries account for an increase of 715 ownership days for the quarter ended June 30, 2009, as compared to the second quarter of 2008.

Ship operating expense increased by 46.3%, or $11.7 million, to $37.1 million for the six months ended June 30, 2009, from $25.3 million for the comparable period last year. Approximately $6.3 million of this increase was due to the adjustment of technical services fees for the period commencing January 1, 2009. The increase was also due to the addition of the nine vessels to our fleet between August 2008 and May 2009. Stated in ownership days, our primary driver for ship operating expense based on fixed daily operating rates, these nine deliveries account for an increase of 1,165 ownership days, or $5.8 million in ship operating expense, for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008. For the six months ended June 30, 2009, we also incurred $0.4 million less in extraordinary costs and expenses not covered by the fixed fee, compared to the comparable period last year.

Depreciation

Depreciation expense increased by 23.4%, or $3.3 million, to $17.2 million for the quarter ended June 30, 2009, from $13.9 million for the comparable quarter last year. Depreciation expense increased by 19.1%, or $5.3 million, to $33.0 million for the six months ended June 30, 2009, from $27.7 million for the comparable period last year. The increase was due to the increase in number of ownership days from the nine deliveries between August 2008 and May 2009.

General and Administrative Expenses

General and administrative expenses decreased by 6.3%, or $0.1 million, to $2.0 million for the quarter ended June 30, 2009, from $2.1 million for the comparable quarter last year. General and administrative expenses increased by 3.0%, or $0.1 million, to $4.1 million for the six months ended June 30, 2009, from $4.0 million for the comparable period last year. Overall the general and administrative expenses are consistent with the comparable periods in the prior year.

Interest Expense

Interest expense decreased by 44.7%, or $4.5 million, to $5.6 million for the quarter ended June 30, 2009, from $10.1 million for the comparable quarter last year. Interest expense decreased by 42.7%, or $8.0 million, to $10.7 million for the six months ended June 30, 2009, from $18.7 million for the comparable period last year. Interest expense is composed of interest at the variable rate plus margin incurred on debt for operating vessels and a non-cash reclassification of amounts from accumulated other comprehensive income related to previously designated hedging relationships. Although the average operating debt balance was higher for the quarter ended June 30, 2009 compared to the same quarter in the prior year, interest expense decreased due to a decrease in the actual average LIBOR. The average LIBOR for the three and six months ended June 30, 2009 was 0.4% and 0.6%, respectively, compared to 2.6% and 3.0%, respectively, for the comparable periods in the prior year. Although we enter into fixed interest rate swaps, the difference between the variable interest rate and the swapped fixed rate on operating debt is recorded in our change in fair value of financial instruments caption as required by financial reporting standards. The interest incurred on our long-term debt for our vessels under construction is capitalized to the respective vessels under construction.

Undrawn Facility Fee

During the three months ended June 30, 2009, we incurred $1.2 million in undrawn credit facility fees compared with $1.5 million for the three months ended June 30, 2008, a decrease of 21.4%. During the six months ended June 30, 2009, we incurred $2.4 million in undrawn credit facility fees compared with $2.6 million for the comparable period last year, a decrease of 9.5%. The decrease is due to lower average undrawn balances on our credit facilities. We pay commitment fees ranging from 0.2% to 0.35% on our credit facilities, which are expensed as incurred.

Interest Income

During the three months ended June 30, 2009, we earned interest income of $0.1 million compared with $0.2 million for the three months ended June 30, 2008 through investing excess cash balances in highly liquid securities with terms to maturity of three months or less. During the six months ended June 30, 2009, we earned interest income of $0.2 million compared with $0.4 million for the comparable period last year. The decrease in interest income is due to a decrease in interest rates on short-term investments.

Amortization of Deferred Charges

During the three months ended June 30, 2009, we incurred amortization of deferred charges of $0.5 million compared with $0.4 million for the three months ended June 30, 2008, an increase of 4.9%. Amortization of deferred charges of $0.9 million for the six months ended June 30, 2009 is consistent with the amortization for the six months ended June 30, 2008.

Financing fees are deferred and amortized over the terms of the individual credit facilities using the effective interest yield basis. To the extent that the amortization of the deferred financing fees relates to our operating credit facilities, the amortization is expensed as incurred while the amortization of the deferred financing fees relating to our construction facilities are capitalized to the related vessels under construction.

We apply the deferral method of accounting for dry-docking activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-docking activity. Amortization of deferred charges relating to dry-docking of $0.1 million and $0.3 million for the three and six months ended June 30, 2009, respectively, is consistent with the amortization for the comparable periods in the prior year.

Change in Fair Value of Financial Instruments

Change in fair value of financial instruments increased by $18.2 million, or 25.7% to a gain of $89.3 million for the three months ended June 30, 2009, from a gain of $71.0 million for the three months ended June 30, 2008. Change in fair value of financial instruments increased by $75.3 million, or 437.3% to a gain of $92.5 million for the six months ended June 30, 2009, from a gain of $17.2 million for the six months ended June 30, 2008. The increased gains are mainly due to larger increases in forward LIBOR as compared to the prior periods. The financial instruments consist entirely of fixed interest rate swaps and a swaption that we enter into to lock in the return on our acquisitions and provide predictable long-term cash earnings and distributions to our shareholders. Prior to September 30, 2008, certain of our interest rate swaps were accounted for as hedging instruments in accordance with the requirements in accounting literature. The change in fair value of financial instruments includes the ineffective portion of our interest rate swap agreements that were accounted for as hedging instruments. During the three and six months ended June 30, 2008, the change in fair value of financial instruments includes losses of $0.1 million and $0.6 million, respectively, of ineffectiveness on interest rate swaps designated as hedges. Also, included in the change in fair value of financial instruments for the six months ended June 30, 2008 is a $1.6 million charge to earnings from accumulated other comprehensive loss for the two interest rate swaps that were de-designated during the three months ended March 31, 2008. We have de-designated these interest rate swaps as a result of certain changes in the forecasts of probable debt which decreased the probable notional debt balances at certain future interest settlement periods.

On September 30, 2008, we elected to prospectively de-designate all interest swaps for which we were applying hedge accounting treatment due to the compliance burden associated with this accounting policy. Subsequent to this date, all of our interest rate swap agreements and the swaption agreement are marked to market and the changes in the fair value of these instruments are recorded in earnings.

Please read “Item 3—Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Other expenses

Additional payments of $1.1 million were accrued for in the three and six months ended June 30, 2009. This amount is due to the shipyards in connection with the 11 options of $0.1 million each that we exercised subsequent to the quarter end. These amounts are due at the deferred delivery date of each vessel and are considered to represent the cost of entering into the delivery deferral options in accordance with financial reporting standards and therefore were accrued for in the period.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at June 30, 2009, our cash and cash equivalents totaled $62.5 million.

As at June 30, 2009, we have drawn $1.0 billion under our $1.3 billion credit facility for general corporate purposes, including to fund the delivery of, and pay certain installments for, certain of our vessels. This facility has a maturity date of May 11, 2015.

As at June 30, 2009, we have drawn $127.9 million of the $283.0 million available in the second tranche under our $365 million credit facility to fund the construction of eight of our ten 2500 TEU vessels. No amounts to date have been drawn from the first tranche of this credit facility, of which $76.6 million is available as at June 30, 2009.

As at June 30, 2009, we have drawn $111.6 million of an available $218.4 million under our $218.4 million credit facility to fund the construction of the 5100 TEU vessels being constructed by HHI.

As at June 30, 2009, we have drawn $456.3 million of the $920.0 million available under our $920.0 million credit facility. The proceeds of this facility are being used to partially finance the construction of two of the ten 2500 TEU vessels being constructed by Jiangsu, the four 4250 TEU vessels being constructed by New Jiangsu and the eight 8500 TEU vessels being constructed by HHI.

As at June 30, 2009, no amounts were drawn on the $150.0 million available under our $150.0 million credit facility.

As at June 30, 2009, we drew none of the amounts available under our $291.2 million credit facility.

As at June 30, 2009, we drew $36.2 million of the available $235.3 million under our $235.3 million credit facility. The proceeds of this facility are being used to partially finance the construction of two of our 13100 TEU vessels, one of which is to be constructed by HHI and the other by HSHI.

Our primary short-term liquidity needs are to fund our operating expenses, including payments under our management agreement, and payment of our quarterly dividend. Our medium-term liquidity needs primarily relate to the construction and interest payments for the containerships we have contracted to purchase. Our long-term liquidity needs primarily relate to vessel acquisitions and debt repayment. We anticipate that our primary sources of funds for our short- and medium-term liquidity needs will be our committed credit facilities, new credit facilities, additional equity offerings as well as cash from operations, while our long-term sources of funds will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs to fund our newbuild program through to late 2010 or early 2011. Our liquidity needs will then require us to raise additional equity capital, or other forms of capital, or alternatively, our board of directors may elect to further reduce or eliminate our quarterly dividend to help finance our newbuilding program.

As of June 30, 2009, the estimated remaining installments of the 29 vessels that we have contracted to purchase but have not yet been delivered were approximately $1.9 billion, which we expect to fund primarily from our credit facilities, our retained cash from the reduction to our quarterly dividend and additional equity offerings. To fund the remaining portion of the price of the vessels we have contracted to purchase, we intend to raise in the range of approximately $180 million to $240 million in common or other equity and or other forms of capital over the next approximate 20 to 24 month period beginning in late 2010 to early 2011. These amounts assume that the second $100 million tranche of the Preferred Shares is completed in the fourth quarter of 2009 and are based on a quarterly dividend of $0.10 per common share. The current state of the global financial markets and current economic conditions may adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. We continue to actively pursue alternatives that will allow us to defer or eliminate some or all of our current equity needs.

As a result of the current economic slowdown and over-capacity in the container shipping industry as well as the uncertainty of the capital markets, we have been pursuing alternatives in cooperation with our shipyards and charterers to delay the delivery of some of the 29 vessels that we have contracted to acquire over the next three years. In this regard, we entered into agreements with some of our shipyards whereby under certain circumstances we had the option to delay the delivery of up to 15 of the newbuilding vessels that we have contracted to purchase. In July 2009, we exercised the option to delay the delivery of 11 of the 15 vessels. For the remaining four vessels, we have not exercised the option to delay the delivery of one of the vessels and we have until a date later in August 2009 to exercise the options for the remaining three vessels. As set out in the option agreements, we will compensate the shipyards for their costs and expenses related to the deferral at the time we pay the final instalment to the shipyards. The shipbuilding contracts and time charters have been amended to reflect the deferred dates.

One of our shipyards also agreed to delay the delivery of two additional vessels that were not subject to option agreements. The shipbuilding contracts for these two vessels will be amended to allow for the new delivery dates but the amendments will be subject to certain conditions related to the refund guarantees before the amendments are effective. The time charters for these vessels will also be amended to provide for the new delivery dates.

In one circumstance, the relevant credit facility for certain of the vessels was amended to extend the period before which the facility starts to reduce (which is based on the delivery date of the last vessel in such facility).

We currently have seven credit facilities and one tax lease, with an approximate combined borrowing capacity of $3.6 billion. Our diversified international banking group is composed of 25 banks holding between 1% to 15% of the total borrowing capacity. There are six banks that hold 5% or more of the total borrowing capacity: Lloyds Banking Group (15%); DnB Nor Bank ASA (12%); Credit Suisse (9%); Sumitomo Mitsui Banking Corporation (10%); Industrial and Commercial Bank of China Limited (8%); and Fortis Capital Corp. (5%).

Due to the current state of the global credit markets, we may not be able to obtain funding under our current credit facilities or may not be able to obtain funds at the interest rate agreed in such facilities. Although we have credit facilities committed to satisfy our short, medium and long-term debt needs and although we have not experienced any difficulties drawing on those facilities to date, we may be unable to obtain adequate funding under our current credit facilities in the future because our lenders may be unwilling or unable to meet their funding obligations. Our credit facilities contain standard provisions with respect to a “market disruption” of LIBOR and if certain circumstances occur, including that the lenders can no longer obtain matching deposits at the published LIBOR rate, our lenders may require that the interest rate under the facilities be increased, for the applicable term only, so as to be equivalent to their cost of funding or an alternate rate to which we agree. In response to the deterioration in the credit markets, central banks and governments worldwide are working together to address credit market issues.

Our credit facilities do not contain traditional vessel market value covenants that require us to repay our facilities solely because the market value of our vessels declines below a specified level. However, a decline in the market value of certain vessels could impair our ability to draw the full amount available under one of our facilities. Our $1.3 billion credit facility agreement contains a loan to market value ratio requirement that must be met before we can borrow funds under that facility. We are able to draw down funds under that facility so long as the loan to market value ratio, being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility, does not exceed 70%. In certain circumstances and for a certain period of time, even if our loan to value ratio exceeds 70%, we can borrow under the facility to fund the purchase of additional vessels, so long as the loan to market value ratio does not exceed 80%, and in that case, such vessels will then become additional security under the facility. Based on a valuation of the vessels financed under the $1.3 billion credit facility that was obtained in June of 2009, we are currently unable to borrow the additional $268 million available under that facility. For more information, please read “Our $1.3 Billion Credit Facility” as filed in our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Commission on March 31, 2009.

Under all of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events such as a termination of a charter or termination of a shipbuilding contract. The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the relevant credit facility agreement. Our credit facilities also contain “gearing” covenants which prohibit us from incurring total borrowings in an amount greater than 65% of our total assets.

Our dividend policy heavily impacts our future liquidity needs. At the time of our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our common shares while reinvesting a portion of our operating cash flow in our business. Retained cash may be used to, among other things, fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. The reinvestment of a portion of our operating cash flow in our business reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity.

On April 28, 2009, we announced that our board of directors decided to temporarily reduce our quarterly dividends from $0.475 to $0.10 per share. Due to the uncertainties associated with the global recession and the capital markets, our board of directors cannot determine how long this reduction will be in effect. This reduction will enable us to retain an approximate additional amount of $100 million per year that can be redeployed to fund our newbuilding program. Before the reduction, we required approximately $500 million to $600 million in non-debt capital over an approximate two year period beginning in 2010. Based on a dividend of $0.475 per quarter, our annualized dividend on the current number of shares outstanding would be approximately $128 million. Based on a dividend of $0.10 per quarter, our annualized dividend on the current number of shares outstanding would be approximately $27 million.

Given our current equity needs, the current global economic downturn and the uncertainty of the capital markets, our board of directors will continue to evaluate our dividend. If it becomes necessary to provide further assurance that we will be able to meet our liquidity needs for our new vessel orders, our board of directors may elect to further reduce or eliminate our quarterly dividend. Please read “Financial Information—Dividend Policy.”

All of the vessels that are currently chartered and that we will acquire are chartered to charterers under long-term time charters, and these charterers’ payments to us are and will be our sole source of operating cash flow. At any given time in the future, cash reserves of the charterers may be diminished or exhausted, and we cannot assure you that the charterers will be able to make charter payments to us. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

We have good commercial relations with each of our customers and to date they have all met their commitments under their charter agreements with us. Part of our business strategy is to grow our customer base. If our existing charters with CSCL Asia, HL USA, APM, COSCON, CSAV or MOL were terminated, based on current charter rates, we do not believe we could recharter such vessels at rates equal to or higher than our existing rates over similar time periods. If our existing charters are terminated and market rates continue to decline, we may recharter our vessels at lower rates, adversely affecting our results of operations, financial condition and ability to pay dividends.

We currently have two 4250 TEU vessels on charter to CSAV, the CSAV Loncomilla and the CSAV Lumaco, with an additional two 4250 TEU vessels to be chartered to CSAV in the future. For the six months ended June 30, 2009, CSAV represents 2.2% of our reported $133 million revenue. Upon delivery of the two additional vessels, our revenue from CSAV will represent 3% of approximately $7 billion in total revenue expected from our fully delivered fleet of 68 vessels under their current time charters. During the first quarter of 2009, we became aware from media reports of the downgrade of CSAV’s counter-party credit rating by major credit rating agencies and subsequent to the release of our first quarter earnings on April 28, 2009, we received requests from CSAV to participate in a restructuring plan and renegotiate the payment terms of our time charters with them. We declined to participate in the restructuring plan, however, we are aware that since that time, CSAV has proceeded with its plan. To date, CSAV has made payments in accordance with the time charter for the CSAV Loncomilla and the CSAV Lumaco.

We currently have nine 4250 TEU vessels on charter to HL USA, a subsidiary of Hapag-Lloyd. We are aware that shareholders of Hapag-Lloyd have agreed in principle to capital and financing measures intended to support and safeguard the company over the long term. To date, HL USA has made payments in accordance with the time charters for the nine vessels chartered to them. On July 30, 2009, we received a request from Hapag-Lloyd for suggestions on how we can continue our charter parties with them on amended terms and for a meeting to discuss the same. At this time, we do not intend to renegotiate the main terms of our charter parties with HL USA.

If any of our charterers are unable to make charter payments to us in the future and are in default of their respective charter parties, we may not be able to recharter the relevant vessels at rates equal to the rates in our current charters or at all.

Statement of Cash Flows

Operating Activities Cash Flows

Net cash from operating activities was $27.3 million for the three months ended June 30, 2009 as compared with $32.2 million for the three months ended June 30, 2008. Net cash from operating activities was $40.0 million for the six months ended June 30, 2009 as compared with $61.2 million for the comparable period last year.

Cash flow from operating activities for the three months ended June 30, 2009 reflects net income from operations of $112.3 million, a decrease in non-cash items of $88.7 million, an increase in assets and liabilities of $2.6 million, and an increase in other long-term liabilities of $1.1 million. The decrease of $4.9 million for the three months ended June 30, 2009 is due to a positive impact from the following: an increase in net income of $27.0 million compared to the comparable period last year, an increase of $3.3 million in depreciation, an increase of $3.3 million in amounts reclassified from other comprehensive income and an increase in other long-term liabilities of $1.1 million. This is offset by the following: a decrease in the change in assets and liabilities of $0.2 million, decrease of $0.1 million in share-based compensation, and a decrease of $39.2 million for change in fair value of financial instruments.

Cash flow from operating activities for the six months ended June 30, 2009 reflects net income from operations of $136.5 million, a decrease in non-cash items of $90.7 million, a decrease in assets and liabilities of $6.9 million, and an increase in other long-term liabilities of $1.1 million. The decrease of $21.2 million for the six months ended June 30, 2009 is due to a positive impact from the following: an increase in net income of $88.9 million compared to the comparable period last year, an increase of $5.3 million in depreciation, an increase of $6.0 million in amounts reclassified from other comprehensive income, and an increase in other long-term liabilities of $1.1 million. This is offset by the following: a decrease in the change in assets and liabilities of $7.8 million, decrease of $0.2 million in share-based compensation, and a decrease of $114.4 million for change in fair value of financial instruments.

Investing Activities Cash Flows

Cash used in investing activities was $172.3 million for the three months ended June 30, 2009 as compared with $126.6 million for the same period in the prior year. The increase of $45.7 million is due to a positive impact from the following: an increase in expenditures for vessels of $47.6 million and an increase of $0.5 million in expenditures for intangible assets. This is offset by a decrease of $2.4 million in cash payments on interest rate swaps.

Cash used for investing was $218.5 for the six months ended June 30, 2009 as compared with $292.9 million for the six months ended June 30, 2008. The decrease of $74.4 million is due to a positive impact from the following: a decrease of $71.1 for expenditures for vessels and a decrease of $3.8 million in cash payments on interest rate swaps. This is offset by an increase of $0.5 million in expenditures for intangible assets.

Financing Activities Cash Flows

Cash used in financing activities was $2.7 million for the three months ended June 30, 2009 as compared with cash from financing activities of $110.2 million for the same period in 2008. The decrease of $112.9 million is due to a positive impact from the following: a decrease in repayments on credit facilities of $205.0 million, a decrease in dividends on common shares of $25.4 million, and a decrease of $1.9 million in financing fees incurred. This is offset by the following: a decrease of $0.2 million due to the issuance of the Preferred Shares, a decrease of $117.1 million in draws on credit facilities, and a decrease of $227.9 million due to the issuance of Common Shares.

Net cash from financing activities was $104.7million for the six months ended June 30, 2009 as compared with $140.4 million for the same period in 2008. The decrease of $35.7 million is due to a positive impact from the following: an increase of $99.0 million due to the issuance of the Preferred Shares, a decrease in repayments on credit facilities of $343.0 million, and a decrease of $2.3 million in financing fees incurred, and a decrease in dividends on common shares of $24.0 million. This is offset by the following: a decrease of $240.6 million in draws on credit facilities, a decrease of $227.9 due to the issuance of common shares, and a decrease of $35.4 million in reimbursements from Peony for the deposits on vessels under construction to be leased from Peony Leasing Limited.

During the three months ended June 30, 2009, we completed the first tranche of a two-tranche, $200 million offering of our 12% Cumulative Preferred Shares—Series A, or the Preferred Shares, to Dennis R. Washington, Kevin L. Washington, Kyle Washington, who is our chairman, and Graham Porter through certain of their respective affiliates. The first tranche of $100 million aggregate amount of the Preferred Shares closed on January 30, 2009. The second $100 million tranche is expected to close in the fourth quarter of 2009 subject to customary closing conditions.

Ongoing Capital Expenditures and Dividends

Our Manager has included the cost of routine dry-docking within the technical services fee we pay pursuant to the management agreements. The technical services fee does not cover extraordinary costs or expenses and we have not incurred significant extraordinary costs or expenses in the past. We are insured for certain matters, but we cannot assure you that our insurance will be adequate to cover all of these matters. The technical services fee does not include bunkers consumed during dry-docking and off-hire, repair costs and insurance deductibles.

We must make substantial capital expenditures over the long-term to preserve our capital base. If we do not retain funds in our business in amounts necessary to preserve our capital base over the long-term, we will not be able to continue to refinance our indebtedness or maintain our dividends. On an annual basis, we will likely need at some time in the future to retain funds in addition to such amount to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, when and how much of our operating cash flow we should retain in our business to preserve our capital base. We believe that the amounts we forecast to be able to retain in our business after the acquisition of our initial fleet will provide a substantial portion of our needs. There are a number of factors that will not be determinable for a number of years, but that will enter into our board of directors’ future decisions regarding the amount of funds to be retained in our business to preserve our capital base, including the following:

•	the remaining lives of our vessels;

•

the returns that we generate on our retained cash flow, particularly the returns generated from investments in additional vessels (this will depend on the economic terms of any future acquisitions and charters, which are currently unknown);

•

future market charter rates for our vessels, particularly with respect to our fleet when the vessels come off charter (this will depend on various factors, including: our existing charters are not expected to expire for approximately 5-12 years from their commencement; but actual market charter rates when the existing charters expire are currently unknown);

•

our future operating and interest costs, particularly after the expiration of the technical services fees and financing arrangements described in this Report (our technical services fees are fixed until December 31, 2011 and will be subject to renegotiation thereafter; our initial financing costs are effectively hedged until at least February 2014; but future operating and financing costs are currently unknown);

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and

•	unanticipated future events and other contingencies. Please read “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Commission on March 31, 2009.

During the three and six months ended June 30, 2009, dividends of $6.7 million, or $0.10 per share and $38.5 million, or $0.575 per share, respectively, were declared on common shares. Because we adopted a dividend reinvestment plan, or DRIP, for the three months ended June 30, 2009 the actual amount of cash dividends paid was $5.6 million, and $1.1 million was reinvested through the DRIP. During the six months ended June 30, 2009, the actual amount of cash dividends paid was $34.3 million, and $4.2 million was reinvested through the DRIP.

On April 28, 2009, we announced that our board of directors decided to reduce the quarterly dividends from $0.475 to $0.10 per share. Due to the uncertainties associated with the global recession and the capital markets, our board of directors cannot determine how long this reduction will be in effect.

Off-Balance Sheet Arrangements

At June 30, 2009, we do not have any off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended June 30, 2009 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	our expectations relating to dividend payments and our ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	the financial condition of our shipyards, charterers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•	potential liability from future litigation; and

•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in our Annual Report on Form 20-F under the heading “Risk Factors.” Our Annual Report for the fiscal year ended December 31, 2008 was filed with the Commission on March 31, 2009.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common shares. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. We use interest rate swaps to manage interest rate price risks, but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of June 30, 2009, our floating-rate borrowings totaled $1.8 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $2.0 billion. These interest rate swaps have a fair value of $283.1 million in the counterparties’ favor.

The tables below provide information about our financial instruments at June 30, 2009 that are sensitive to changes in interest rates. See note 7 to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2008, which provides additional information with respect to our existing debt agreements. The information in this table is based upon our credit facilities.

	Principal Payment Dates
	2009	2010	2011	2012	2013	Thereafter
	(dollars in thousands)
Credit Facilities:
Bearing interest at variable interest rates(1)	—	5,424	5,782	62,515	117,781	1,573,217

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR.

On December 31, 2007, we had certain interest rate swaps designated as hedging instruments in accordance with the requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended. During 2008, all of these interest rate swaps were de-designated. The relevant interest rate swap information and de-designation dates are as follows:

Fixed per annum rate swapped for LIBOR	Notional Amount as at June 30, 2009	Maximum Notional Amount(1)	Effective Date	Ending Date	Date of prospective de-designation
5.6400%	$354,285	$714,500	August 31, 2007	August 31, 2017	January 31, 2008(3)
5.3150%	106,800	106,800	August 15, 2006	August 28, 2009	January 31, 2008(3)
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012	September 30, 2008
5.2500%	175,693	200,000	September 29, 2006	June 23, 2010	September 30, 2008
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(2)	September 30, 2008
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012	September 30, 2008
5.6000%	—	200,000	June 23, 2010	December 23, 2021	September 30, 2008

We received hedge accounting treatment on certain of our interest rate swaps during the period ended September 30, 2008 that ceased to receive such treatment in subsequent periods based on the prospective de-designation. For the interest rate swap agreements that were designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swaps were reported in accumulated other comprehensive income. Interest expense was adjusted to include amounts payable or receivable under the designated interest rate swaps. The ineffective portion of the interest rate swaps were recognized immediately in earnings. The amounts included in other comprehensive loss related to these interest rate swaps will be recognized in earnings when and where the interest payments will be recognized.

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.

(2)

The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

(3)	The impact of these de-designations resulted in recognition of a charge of $1,647,000 to earnings out of accumulated other comprehensive loss at the date of de-designation.

In addition, we have the following interest rate swaps that are not designated as hedges:

Fixed per annum rate swapped for LIBOR	Notional Amount as at June 30, 2009	Maximum Notional Amount(1)	Effective Date	Ending Date
5.4200%	$218,483	$438,462	September 6, 2007	May 31, 2024
5.0275%	158,000	158,000	May 31, 2007	September 30, 2015
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.1700%	36,560	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.5950%	—	106,800	August 28, 2009	August 28, 2020
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.

The fair value of our interest rate swaps and swaption will change as market interest rates change. Since we prospectively de-designated the remaining interest rate swaps for which we were applying hedge accounting on September 30, 2008, all of our interest rate swap agreements are marked to market subsequent to this date. These instruments are recorded on the balance sheet at fair value and the changes in the fair value of these instruments are recorded in earnings.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at June 30, 2009, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in accordance with FASB Statement No. 157, Fair Value Measurements, in the fair value of our financial instruments as of June 30, 2009. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for any taxable year for which either (i) at least 75% of its gross income consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets produce, or are held for the production of, those types of passive income. For purposes of these tests, passive income includes rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) and does not include income derived from the performance of services.

In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit concluded that certain time charters were appropriately characterized as leases rather than service agreements for purposes of the foreign sales corporation provisions of the Internal Revenue Code of 1986, as amended, or the Code. While the court’s conclusion was contrary to the U.S. Internal Revenue Service’s position that the time charters should be treated as services agreements, the Tidewater decision may heighten the risk of a challenge regarding our status and the status of shipping companies that engage in time chartering operations, more generally. For a more comprehensive discussion regarding our potential status as a PFIC and the tax consequences to U.S. shareholders if we were treated as a PFIC, please read “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Shareholders—PFIC Status and Significant Tax Consequences” in our Annual Report for the fiscal year ended December 31, 2008 on Form 20-F.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

On January 22, 2009, we entered into a preferred stock purchase agreement, or the Preferred Share Purchase Agreement, to issue and sell shares of 12% Cumulative Preferred Stock—Series A, par value $0.01 per share, to Dennis R. Washington, Kevin L. Washington, Kyle Washington, who is our chairman, and Graham Porter, through certain of their respective affiliates, for $200 million. Under the Preferred Share Purchase Agreement, the Series A Preferred Shares are to be issued in two equal tranches of $100 million. The first tranche closed on January 30, 2009. The second tranche of $100 million aggregate amount of the Series A Preferred Shares is expected to close in the fourth quarter of 2009, subject to closing conditions provided in the Preferred Share Purchase Agreement. The Series A Preferred Shares have not been registered under the Securities Act. For more information relating to the issuance and sale of the Series A Preferred Shares, please read our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009, and our Current Report on Form 6-K, filed with the Commission on February 2, 2009.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Submission of Matters to a Vote of Security Holders

None.

Item 5 — Other Items

Effect of Issuance of Preferred Stock on Taxation of U.S. Shareholders

The distributions we make to our U.S. shareholders generally are treated as taxable dividends to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions received by a U.S shareholder in excess of earnings and profits generally are applied against and reduce such shareholder’s tax basis in its shares, to the extent thereof, and then are treated as gain from the sale or exchange of its shares.

For U.S. federal income tax purposes, our earnings and profits generally are allocated first to any actual or deemed distributions we make on our outstanding preferred shares, prior to being available to characterize the distributions we make on our common shares as taxable dividends. As a result, depending upon the amount of such distributions on our preferred and common shares and the amount of our earnings and profits for a given year, the existence of our preferred shares may reduce the amount of distributions paid on our common shares that are treated as taxable dividends to our U.S. shareholders. For a more comprehensive discussion of the tax consequences to U.S. shareholders of the distributions we make, please read “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Shareholders—Distributions on Our Common Shares” in our Annual Report for the fiscal year ended December 31, 2008 on Form 20-F.